October 25, 2010

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Woody,

We are in receipt of your letter dated October 19, 2010 regarding the Gateway Tax Credit Fund III Ltd. Form 10-K for the fiscal year ended March 31, 2010 (file No. 0-21762).  Your comment is restated in bold, followed by our response.

Form 10-K for the fiscal year ended March 31, 2010

Financial Statements

General

1.
Based on your disclosure on pages 5 and 54, it appears that you have significant subsidiaries that are not consolidated.  Please tell us how you have complied with Rule 3-09 of Regulation S-X, or tell us how you determined it was not necessary to provide separate financial statements for these subsidiaries.

Gateway Tax Credit Fund III Ltd. (“the Company”) qualifies as a “Smaller Reporting Company” under Rule 12b-2 of the Exchange Act as indicated on page 2 of the above mentioned Form 10-K.

In accordance with Rule 8-03(b)(3) of Regulation S-X, smaller reporting companies must provide summarized income statement information if any one of the three significance tests in Rule 1-02(w) of Regulation S-X exceeds 20% for an individual investee or for any combination of investees.  The required income statement disclosures include: sales, gross profit, net income (loss) from continuing operations, net income and net income attributable to the investee(s).

As noted in your comment and disclosed on pages 5 and 54 of the above mentioned Form 10-K, the Company does have a significant number of subsidiaries that are not consolidated.  In accordance with Section 2420.9 of the Division of Corporation Finance Financial Reporting Manual and as part of its annual and interim financial reporting process the Company determines the significance of each investee using all three tests in Rule 1-02(w) of Regulation S-X substituting 20% for 10%.  As stated in your previous comment letter dated October 28, 2008 the significance tests are applied to investees at the series level rather than at the level of the Company overall.  For those investees that are determined to be significant to a series by this definition, summarized financial data for the most recent fiscal year of the investee is included in the footnotes.  In this particular Form 10-K, four investees were determined to be significant to their respective series and their summarized financial data is included in Note 7 on page 54.

The disclosure of separate financial statements of significant subsidiaries as required by Rule 3-09 of Regulation S-X do not apply to the Company.

On behalf of the Company, I acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Toni S. Matthews
Toni S. Matthews
Vice President – Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)